Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Hong Kong prospectus dated Thursday, June 30, 2022 (the “Prospectus”) issued by MINISO Group Holding Limited (the “Company”).

This announcement is made pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not a prospectus. Potential investors should read the Prospectus for detailed information about the Company and the Global Offering described below before deciding whether or not to invest in the Offer Shares.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed our registration statement on Form F-3 with the United States Securities and Exchange Commission in connection with the Global Offering.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION,

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION

The Company refers to the Prospectus and the allotment results announcement of the Company dated July 12, 2022. On August 5, 2022 (after trading hours), the Joint Global Coordinators, on behalf of the International Underwriters, have partially exercised the Over-allotment Option in respect of an aggregate of 486,200 Shares (the “Over-allotment Shares”), representing approximately 1.18% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

Pursuant to the Stock Borrowing Agreement entered into between Merrill Lynch International and LMX MC Limited, Merrill Lynch International has borrowed 6,165,000 Shares from LMX MC Limited to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return to LMX MC Limited of part of the borrowed Shares. The Company will allot and issue the Over-allotment Shares at HK$13.80 per Ordinary Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027%, Hong Kong Stock Exchange trading fee of 0.005% and the FRC transaction levy of 0.00015%), being the International Offer Price.

Approval of Listing

The Listing Committee of the Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange will commence at 9:00 a.m.on August 10, 2022.

Total Number of Shares of the Company upon the Partial Exercise of the Over-allotment Option

The Company’s total number of issued and outstanding Shares immediately before and immediately after the completion of the partial exercise of the Over-allotment Option (assuming the total number of issued and outstanding Shares remains unchanged since the Latest Practicable Date, except for the Shares issued pursuant to the Global Offering) is 1,266,666,355 Shares and 1,267,152,555 Shares, respectively.

Use of Proceeds

The Company will receive additional net proceeds of approximately HK$6.4 million for the issue of the Over-allotment Shares, after deducting estimated offering expenses payable by us in relation to the exercise of the Over-allotment Option. The Company intends to apply the additional net proceeds towards the same purposes as set out in the section headed “Future Plans and Use of Proceeds” in the Prospectus.

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

The Company announces that the stabilization period in connection with the Global Offering ended on August 5, 2022, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Merrill Lynch International, as Stabilizing Manager, or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)	over-allocations of an aggregate of 6,165,000 Shares in the International Offering, representing 15% of the total number of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

(2)	the borrowing of an aggregate of 6,165,000 Shares from LMX MC Limited pursuant to the Stock Borrowing Agreement to cover over-allocations in the International Offering; and

(3)	successive purchases of an aggregate of 5,678,800 Shares in the price range of HK$11.30 to HK$13.80 per Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027%, Stock Exchange trading fee of 0.005% and the FRC transaction levy of 0.00015%) on the market during the stabilization period. The last purchase made by the Stabilizing Manager on the market during the course of the stabilization period was on August 5, 2022 at the price of HK$13.80 per Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005% and the FRC transaction levy of 0.00015%).

(4)	the partial exercise of the Over-allotment Option by the Joint Global Coordinators, on behalf of the International Underwriters, on August 5, 2022, in respect of an aggregate of 486,200 Shares, representing approximately 1.18% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option, to facilitate the return to LMX MC Limited of part of the borrowed Shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering.

PUBLIC FLOAT

The Company confirms that immediately following completion of the partial exercise of the Over-allotment Option, the Company will continue to comply with the public float requirements under Rule 8.08(1)(a) of the Listing Rules.

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, August 5, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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